Exhibit (a)(2)

Monterey Gourmet Foods, Inc.

1528 Moffett Street, Salinas

California 93905

(831) 753-6262

November 10, 2009

Dear Stockholder:

We are pleased to inform you that on October 8, 2009, Monterey Gourmet Foods, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pulmuone Cornerstone Corporation (“Purchaser”) and Pulmuone U.S.A., Inc. (“Parent”).

Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Common Stock”), and the associated preferred stock purchase rights (together with the Common Stock, the “Shares”), at a purchase price of $2.70 per Share, without interest and subject to applicable withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, Eastern Time, on Thursday, December 10, 2009.

Following the successful completion of the tender offer, Purchaser will be merged with the Company, and all Shares not purchased in the tender offer (other than Shares held by Parent or its affiliates or the Company and dissenting Shares) will be converted into the right to receive $2.70 in cash per Share, without interest and subject to applicable withholding taxes. In addition, under the terms of the Merger Agreement Purchaser is granted an option to acquire up to one share more than 90% of the Company’s issued and outstanding Shares if necessary to allow a “short-form” merger under Delaware law, which would not require a stockholder vote.

Under the terms of the “go shop” provision contained in the Merger Agreement, the Company’s board of directors, with the assistance of its financial advisor, aggressively solicited acquisition proposals from third parties in order to ascertain whether a superior alternative transaction for Company stockholders was available, and to confirm the advisability of the tender offer and the merger. Over 40 companies, including a mix of strategic parties and financial sponsors, were contacted during this period. To date, the Company has not received an acquisition proposal from any of the parties contacted.

The Company’s board of directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company stockholders accept the Offer, tender their Shares in the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger. In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Van Tunstall

Chairman of the Board